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                                                          SEC FILE NUMBER
                                                            333-138479
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                                                           CUSIP NUMBER
                                                            52469V 106
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

             For Period Ended: June 30, 2009

             |_|   Transition Report on Form 10-K
             |_|   Transition Report on Form 20-F
             |_|   Transition Report on Form 11-K
             |_|   Transition Report on Form 10-Q
             |_|   Transition Report on Form N-SAR

             For the Transition Period Ended: _____________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________
_______________________________________________________________________________.


PART I - REGISTRANT INFORMATION

Legend Media, Inc.
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Full Name of Registrant


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Former Name if Applicable

ROOM 609, GEHUA TOWER A, QINGLONG HUTONG BUILDING NO. 1
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Address of Principal Executive Officer (Street and Number)

BEIJING, CHINA,  100007
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      |     (a)   The reason described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
|X|   |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
      |           N-CSR, or portion thereof, will be filed on or before the
      |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form 10-Q
      |           or subject distribution report on Form 10-D, or portion
      |           thereof, will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

The Company could not complete and file its Annual Report on Form 10-K in a timely manner because of delays in accurately preparing and presenting all necessary disclosures required for a complete filing. Such delays are primarily due to the recent expansion of the business and the associated complexity related to the expansion. The Company is rapidly expanding and the process of preparing the year end records was more complicated than expected and certain details required extra diligence to ensure accurate reporting. As a result, an accurate audit and consolidation of financial statements is taking considerably more time than anticipated. Thus, the Company is unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company will file its Annual Report on Form 10-K no later than the fifteenth calendar day following its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Jeffrey Dash                86-150        1015 3011
      --------------------------------------------------------------------------
               (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The Company anticipates that its Annual Report on Form 10-K for the year ended June 30, 2009 will contain results of operations that reflect a significant change from the corresponding period in 2008. The Company has completed a series of acquisitions and the Company has grown significantly since the year ending June 30, 2008. On November 28, 2008, the Company entered into and closed an acquisition by which the Company acquired control over Beijing Yinselingdong Advertising Co., Ltd. ("YSLD"), a PRC corporation. The transaction was between parties under common control and has been accounted for in a manner similar to a pooling of interests. As a result, the historical financial statements to be presented in the Form 10-K for the year ended June 30, 2009 include YSLD and thus will differ materially from the financial statements presented in the Form 10-K for the year ended June 30, 2008. As a result, any comparison to the Form 10-K for the period ended June 30, 2008 will be of little comparative value. Using the Form 10-K for the period June 30, 2008 as a comparison basis, the Company expects revenue to increase to $9,983,844 for the year ended June 30, 2009 compared to $155,970 for the same period ended June 30, 2008. Further, the Company expects to report a loss from operations of $1,455,799 for the year ended June 30, 2009 compared to a loss from operations of $1,539,880 for the year ended June 30, 2008. The Company expects to report a net loss of $5,458,264 for the year ended June 30, 2009 compared to a net loss of $2,013,826 for the year ended June 30, 2008. The expected increase in net loss for the year ended June 30, 2009 compared to the same period in 2008 is due primarily to the following factors: (a) $1,525,381 increase in amortization expense as a result of having a full year of amortization expense for the year ended June 30, 2009 compared to one month for the previous year, b) impairment of goodwill expense of $1,062,562 for the year ended June 30, 2009 and c) a $692,811 loss resulting from the termination of certain radio contracts. The foregoing financial information is qualified in its entirety by reference to the Company's financial statements as of and for the year ended June 30, 2009, to be filed in the 2009 10-K.

                               Legend Media, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 28, 2009                       By  /s/ Jeffrey Dash
      ---------------------------------        ---------------------------------
                                               Jeffrey Dash
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------ATTENTION-----------------------------------
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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